Exhibit 99.21

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “The NI 43-101 Technical Report Mineral Resource Estimate for the Mutanga Project, Zambia, Africa” dated September 12, 2013 and (2) all other references to the undersigned company included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 19, 2014

CSA GLOBAL (UK) LTD.

By:	/s/ Malcolm Titley
Name:	Malcolm Titley
Title:	Director/Principal